UNITED STATES                 OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION   OMB Number 3235-0145
                          Washington, D.C.  20549        Expires:    12/31/05
                                                         Estimated average
                                                         burden hours
                                                         per response......11
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 13)*

                         RAINING DATA CORPORATION
                         ------------------------
                             (Name of Issuer)

                       Common Stock, $.10 par value
                       ----------------------------
                      (Title of Class of Securities)

                                 096434105
                               ------------
                              (CUSIP Number)

                  Ann E. Carey, Business Legal Assistant
                Howard Rice Nemerovski Canady Falk & Rabkin
                        A Professional Corporation
                    Three Embarcadero Center, Suite 700
                         San Francisco, CA  94111
                               415.434-1600
         ----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             October 14, 2005
                             ----------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Sections 240.l3d-l(e), 240.13d-l(f) or
240,13d-l(g), check the following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.l3d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 096434105            SCHEDULE 13D                    Page 2 of 14


1.       Names of Reporting Persons           ASTORIA CAPITAL PARTNERS, L.P.

         I.R.S. Identification Nos. of above persons
         (entities only)                                         94-3160631

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a) [ ]
                                                                    (b) [ ]

3.       SEC Use Only

4.       Source of Funds (See Instructions)                              OO

5.       Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                                 [ ]

6.       Citizenship or Place of Organization                    California

                    7.    Sole Voting Power                      14,961,472
 NUMBER OF SHARES
   BENEFICIALLY     8.    Shared Voting Power                             0
     OWNED BY
  EACH REPORTING    9.    Sole Dispositive Power                 14,961,472
   PERSON WITH
                   10.    Shared Dispositive Power                        0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                  14,961,472

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]

13.      Percent of Class Represented by Amount in Row (11)           59.8%

14.      Type of Reporting Person (See Instructions)                     PN


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CUSIP No. 096434105            SCHEDULE 13D                    Page 3 of 14


1.       Names of Reporting Persons         ASTORIA CAPITAL MANAGEMENT, INC.

         I.R.S. Identification Nos. of above persons
         (entities only)                                         94-3143169

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a) [ ]
                                                                    (b) [ ]

3.       SEC Use Only

4.       Source of Funds (See Instructions)                              OO

5.       Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                                 [ ]

6.       Citizenship or Place of Organization                    California

                    7.    Sole Voting Power                      15,026,072
 NUMBER OF SHARES
   BENEFICIALLY     8.    Shared Voting Power                             0
     OWNED BY
  EACH REPORTING    9.    Sole Dispositive Power                 15,026,072
   PERSON WITH
                   10.    Shared Dispositive Power                        0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                  15,026,072

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]

13.      Percent of Class Represented by Amount in Row (11)           60.1%

14.      Type of Reporting Person (See Instructions)                 CO, IA


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CUSIP No. 096434105            SCHEDULE 13D                    Page 4 of 14


1.       Names of Reporting Persons                          RICHARD W. KOE

         I.R.S. Identification Nos. of above persons
         (entities only)                                         94-3160631

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)                                         (a) [ ]
                                                                    (b) [ ]

3.       SEC Use Only

4.       Source of Funds (See Instructions)                              OO

5.       Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                                 [ ]

6.       Citizenship or Place of Organization                    California

                    7.    Sole Voting Power                      15,026,072
 NUMBER OF SHARES
   BENEFICIALLY     8.    Shared Voting Power                             0
     OWNED BY
  EACH REPORTING    9.    Sole Dispositive Power                 15,026,072
   PERSON WITH
                   10.    Shared Dispositive Power                        0

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                  15,026,072

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                              [ ]

13.      Percent of Class Represented by Amount in Row (11)           60.1%

14.      Type of Reporting Person (See Instructions)                 IN, HC


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CUSIP No. 096434105            SCHEDULE 13D                    Page 5 of 14


Item 1.  Security and Issuer

    State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation (the "Issuer"). The principal executive office of the Issuer is 25A Technology Drive, Irvine, CA 92618.

Item 2.  Identity and Background

    If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in
(a) through (1) of this Item with respect to such person(s).

(a) Name;

    This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria"), Astoria Capital Management, Inc. ("ACM") and Richard W. Koe ("Koe")

(b) Residence or business address;

    1675 S.W. Marlow Avenue, Suite 315, Portland, OR  97225.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

    Astoria is an investment limited partnership, whose general partners are ACM and Koe. ACM is an investment adviser registered as such with the SEC. Koe is ACM's president and sole shareholder.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

    None of Astoria, ACM nor Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a

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CUSIP No. 096434105            SCHEDULE 13D                    Page 6 of 14


    judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

    None of Astoria, ACM nor Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

    Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

    State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the CUSIP parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

    Astoria elected to convert 300,000 shares of the Issuer's Series A Convertible Preferred Stock that it held into 500,100 shares of Common Stock; no further consideration was required for the conversion.

    Astoria held a 5% Convertible Subordinated Note Due 2008 issued to Astoria by the Issuer on January 30, 2003 and amended on December 14, 2004 which is convertible into shares of Common Stock at a conversion price of $5.00 per share (the "Convertible Note"). On October 6, 2005, the amount payable of the Convertible Note was $22,221,363, which was convertible into 4,444,272 shares of Common Stock at a conversion price of $5.00 per share. Interest on the Convertible Note is payable quarterly and may be paid at the Issuer's option in notes in substantially the same form as the Convertible Note (the "PIK Notes"). In lieu of paying interest on the Convertible Note or issuing PIK Notes in lieu of paying interest, on October 6, 2005 the Issuer increased the principal amount of the Convertible Note by $280,050.

    Astoria transferred $862,979 of the principal amount of the Convertible Note and 428,859 shares of the Issuer's Common Stock that were held by Astoria to one of Astoria's limited partners under the terms of an Assignment and Assumption Agreement upon the limited partner's withdrawal from Astoria.

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CUSIP No. 096434105            SCHEDULE 13D                    Page 7 of 14


    Astoria transferred $888,853 of the principal amount of the Convertible Note and 441,717 shares of the Issuer's Common Stock that were held by Astoria to one of Astoria's limited partners under the terms of an Assignment and Assumption Agreement upon the limited partner's withdrawal from Astoria.

    Effective October 1, 2005, Astoria received an Amended and Restated 5% Convertible Subordinated Note Due 2008 in the principal amount of $20,749,581 (the "New Note") as a replacement for the Convertible Note which had a stated principal amount of $21,630,094.63, but including interest was payable in the amount of $22,221,363. The New Note reflects the disposition of a portion of the Convertible Note to two limited partners and includes the increase in the principal amount in lieu of receipt of PIK Notes.

Item 4.  Purpose of Transaction

    State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

    The reporting persons hold the Issuer's securities for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all of the securities of the Issuer beneficially owned by him or it.

    Koe is the Chairman of the Issuer's Board of Directors.

    Except as described above, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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CUSIP No. 096434105            SCHEDULE 13D                    Page 8 of 14


(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
    Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

    Astoria owns 10,311,556 shares of Common Stock. Astoria also holds warrants, which expire on November 30, 2005, giving it the right to acquire 500,000 shares of Common Stock for $7.00 per share and a 5% Convertible Subordinated Note in the principal amount of $20,749,581, which is convertible into 4,149,916 shares of Common Stock at a conversion price of $5.00 per share. Interest on the Convertible Note is payable quarterly and may be paid at the Issuer's option in notes in substantially the same form as the Convertible Note ("PIK Notes"). Assuming the exercise of the warrants and the conversion of the Convertible Note, the percentage of Common Stock beneficially owned by Astoria is 59.8%.

    In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 64,600 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Koe is 60.1%.

    The calculation of percentage of beneficial ownership in item 13 of pages 2, 3 and 4 was derived from the Issuer's Schedule 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 dated October 21, 2005, filed with the Securities and Exchange Commission on October 21, 2005, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 29, 2005 was 20,355,086.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with

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CUSIP No. 096434105            SCHEDULE 13D                    Page 9 of 14


    respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

    Reference is made hereby to Items 7 to 11 and 13 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule l3D (~240. 1 3d- 191), whichever is less, by the persons named in response to paragraph (a).

    Instruction.  The description of a transaction required by Item 5(c)
                  shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

    On September 6, 2005, Astoria elected to convert 300,000 shares of the Issuer's Series A Convertible Preferred Stock that it held into 500,100 shares of Common Stock.

    On October 6, 2005, with Astoria's agreement, the Issuer in lieu of paying interest on the Convertible Note or issuing PIK Notes in lieu of paying interest increased the principal amount of the Convertible Note by $280,050.

    On October 14, 2005, Astoria transferred $862,979 of the principal amount of the Convertible Note and 428,859 shares of the Issuer's Common Stock that were held by Astoria to one of Astoria's limited partners under the terms of an Assignment and Assumption Agreement upon the limited partner's withdrawal from Astoria.

    On October 18, 2005, Astoria transferred $888,853 of the principal amount of the Convertible Note and 441,717 shares of the Issuer's Common Stock that were held by Astoria to one of Astoria's limited partners under the terms of an Assignment and Assumption Agreement upon the limited partner's withdrawal from Astoria.

    Effective October 1, 2005, Astoria received an Amended and Restated 5% Convertible Subordinated Note Due 2008 in the principal amount of $20,749,581 (the "New Note") as a replacement for the Convertible Note which had a stated principal amount of $21,630,094.63, but including interest was payable in the amount of $22,221,363. The New Note reflects the disposition of a portion of the Convertible Note to two limited partners and includes the increase in the principal amount in lieu of receipt of PIK Notes.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment

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CUSIP No. 096434105            SCHEDULE 13D                   Page 10 of 14


    Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

    The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

   Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule l3d-3(d)(l) and the note thereto.

    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.
Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

    Effective October 1, 2005, Astoria received an Amended and Restated 5% Convertible Subordinated Note Due 2008 in the principal amount of $20,749,581 (the "New Note") as a replacement for the Convertible Note which had a stated principal amount of $21,630,094.63, but including interest was payable in the amount of $22,221,363. The New Note reflects the disposition of a portion of the Convertible Note to two limited partners and includes the increase in the principal amount in lieu of receipt of PIK Notes.

Item 7.  Material to Be Filed as Exhibits

    The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (I) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options,

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CUSIP No. 096434105            SCHEDULE 13D                   Page 11 of 14


puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

  No.  Exhibit

  1.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

  2. Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

  3. Common Stock Purchase Warrant issued by the Issuer to Astoria, dated April 1, 2004, originally issued November 30, 2000 and adjusted on April 1, 2003 and April 1, 2004 (included as Exhibit 4.9 to the Issuer's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference)

  4. Common Stock Purchase Agreement-Cash Purchase dated as of December 4, 2000 between the Issuer and Astoria, (included as Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

  5. Common Stock Purchase Agreement - PickAx Note dated as of December 4, 2000 between the Issuer and Astoria, dated as of December 4, 2000 (included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

  6. Common Stock Purchase Agreement dated as of September 27, 2001 between the Issuer and Astoria as amended on April 3, 2002 (included as Exhibit
      4.2 to the Issuer's Form 10-QSB filed with the Commission August 13, 2002 and incorporated herein by reference)

  7. Note Exchange Agreement, dated as of January 30, 2003, between Astoria and the Issuer (included as Exhibit 4.1 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

  8. 5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, dated January 30, 2003 (included as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).

  9. Form of Payment in Kind Note, as referenced in the 5% Convertible Subordinated Note, between the Issuer and Astoria (included as Exhibit
      4.8 to the Issuer's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).

  10. Amended and Restated 5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, Originally Issued January 30, 2003, Modified per Letter Agreement dated December 14, 2004 and amended December 30, 2004, dated October 1, 2005.


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CUSIP No. 096434105            SCHEDULE 13D                   Page 12 of 14


                                Signatures

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 4, 2005

Signature:


/s/ Richard W. Koe
-----------------------------
ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria Capital Management, Inc.
By:  Richard W. Koe
Its:  President


Date:  November 4, 2005

Signature:


/s/ Richard W. Koe
-------------------------------
ASTORIA CAPITAL MANAGEMENT, INC.
By:  Richard W. Koe
Its:  President


Date:  November 4, 2005

Signature:


/s/ Richard W. Koe
------------------
RICHARD W. KOE

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No. 096434105            SCHEDULE 13D                   Page 13 of 14


                               Exhibit Index

Exhibit 1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit 10 Amended and Restated 5% Convertible Subordinated Note Due 2008, Originally Issued January 30, 2003, Modified per Letter Agreement dated December 14, 2004 and Amended December 30, 2004


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CUSIP No. 096434105            SCHEDULE 13D                   Page 14 of 14


                                 Exhibit 1

   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis Technology Corporation (the "Company"). For that purpose, the undersigned Richard W. Koe hereby constitutes and appoints Melissa Dehn as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements, reports and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases (including any and all Forms 3, 4 or 5 required to be filed), and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present. The rights, powers and authority of said attorney-in-fact herein granted shall commence and be in full force and effect as of the date hereof and shall remain in full force and effect until a revocation by Richard W. Koe in a signed writing delivered to the attorney-in-fact or until such attorney-in-fact shall no longer be an officer of Astoria Capital Management, Inc.

DATED:  November 4, 2005

                               ASTORIA CAPITAL PARTNERS, L.P.
                               By its general partner
                               Astoria Capital Management, Inc.


                               By: /s/ Richard W. Koe
                                   ----------------------------
                               By: Richard W. Koe
                               Its: President


                               ASTORIA CAPITAL MANAGEMENT, INC.


                               By: /s/ Richard W. Koe
                                   ----------------------------
                               By: Richard W. Koe
                               Its: President


                               RICHARD W. KOE


                               /s/ Richard W. Koe
                               --------------------------------
                               Richard W. Koe